82-3116



GREAT QUEST METALS LTD.

03 JUL 29 AM 7:21

July 18, 2003



03024872

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 18, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

7/29

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 18, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Intersects Gold Values In All Three Zones Drilled

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to announce the results of the 5-hole diamond drill program, located adjacent to the Tabakoto-Segala land package of Nevsun Resources in western Mali, West Africa. Hole BY-01 intersected the Segala Extension, Holes BY-02 and –03 targeted the Baroya Nord zone, and Holes KN-01 and –02 were located to test the Zambaye 1 dyke. Results are as follows:

Drill Hole	Interval (m)	Width (m)	Results (grams per tonne gold)
BY-01	67.0 – 82.0	15.0	0.97
Including	69.0 – 70.0	1.0	4.97
BY-02	55.5 – 59.5	4.0	1.92
KN-02	78.4 – 85.5	8.1	1.01
	97.0 – 98.5	1.5	3.39

This drill program is important because it establishes models for the next stages of exploration. In the Baroya concession, Hole BY-01 hit two zones, one shown above and one from 119.5 to 128.5 m with 280 ppb gold, while BY-02 intersected one zone. All three zones occur in highly fractured Birimian meta-sediments with several small gouge seams. Because of the fractured nature of core, recovery was in places poor. Several felsite dykes occur, especially in Hole BY-02, but gold appears not to be associated with them. The interpretation is that the source of the gold is a granitic or felsic rock at depth, and during the emplacement of this rock, gold migrated up the faults or fracture zones and was deposited along them. Exploration will be designed to locate and define these faults.

In the Kenieba concession, both KN-01 and -02 tested the felsitic Zambaye 1 dyke. KN-01 intersected 3.2 m from 116.0 to 119.2 with 0.64 g/t gold, and KN-02 intersected 29.8 m from 78.4 to 108.2, with an average of 0.66 g/t gold across the entire dyke. It is thought that gold was introduced into the system through the emplacement of the Zambaye dykes and similar, related dykes. When the property was first optioned, two dykes, the Zambaye 1 and 2, were known. The Company completed a geological mapping and soil sampling program over only 1 sq km of the 32 sq km concession. Three additional, similar dykes were located. The Company now must explore the rest of the 7 km long area of orpaillage along these dykes, where for 350 to 400 years the local miners have dug pits to recover gold within the concession. This is a highly prospective area for gold that has hardly been tested.

Claude Aussant, who is with Taiga Consultants Ltd. of Calgary, was the independent qualified person on the drill project. Mr. Aussant has been managing the Tabakoto and Segala projects for Nevsun. The drill core was logged and split at the Tabakoto camp. Assays were carried out at ABILAB Afrique de l'Ouest S.A.R.L., Mali where 30 gram samples were fire assayed. Samples with high values were reassayed. Visible gold was reported in several samples, and these were subjected to a metallic assay whereby much larger (950 to 1200 gram) splits were assayed.

The next program to start in two weeks will be designed to extend the Bourdala Sud-Ouest zone, where DH-06 intersected 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold, and the high grade Niaragui zone in the Bourdala concessions.

"Signed"
Willis W. Osborne
President